EXHIBIT (a)(1)(xii)

CONSENT AGREEMENT TO TAX RULING FOR ELIGIBLE EMPLOYEES SUBJECT TO TAX IN THE NETHERLANDS

_______________, 2009

I hereby reaffirm my election to exchange my eligible stock options for restricted stock units (“RSUs”) pursuant to the option exchange program of Electronics For Imaging, Inc. (“EFI”) and as selected on my election notice. I further declare that I fully understand all the terms and conditions in relation to the exchange and the consequent grant of RSUs. I understand that EFI has applied for a tax ruling with the Dutch tax authorities with regard to the tax consequences of the exchange and the new RSUs (the “Ruling”). I hereby declare that I will be bound to the outcome of the Ruling request. Therefore, I agree with the tax consequences of the exchange and the grant of RSUs as approved in the Ruling.

Name: _____________________

Signature: _________________